                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 2005


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X                Form 40-F
               ---                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                  No  X
         ---                 ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-            )
                                                 ------------

     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's announcement of the results for the year ended December 31, 2004.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the Registrant's anticipated capital expenditures for each of its segments for the year ended December 31, 2005 and non segment-specific capital expenditures for the same period;

     o    the Registrant's plan for segment operations, including:

          -    continuing to enhance oil and gas exploration and production;

          -    speeding up the reserve and production capabilities;

          - accelerating the adjustment and optimization of the refining and chemicals businesses;

          -    further improving marketing network;

          - accelerating the construction of key pipelines, connected pipelines and underground gas storage tanks; and

     o the Registrant's plan to continue to accelerate the implementation of the overseas business development strategy;

     o the Registrant's plans to adopt various measures to enhance its value and maximize shareholders' value; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                               [PETROCHINA LOGO]

                              [Chinese Character]

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (Stock Code: 857)

        ANNOUNCEMENT OF THE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004

                       - FINANCIAL AND BUSINESS SUMMARY -

Output of crude oil for 2004 was 778.4 million barrels, representing an increase of 0.5% from 2003.

Output of marketable natural gas for 2004 was 841.2 billion cubic feet, representing an increase of 21.7% from 2003.

Total output of crude oil and natural gas for 2004 was 918.6 million barrels of oil equivalent, representing an increase of 3.2% from 2003.

Consolidated turnover for 2004 was RMB388,633 million, representing an increase of 27.9% from 2003.

Consolidated net profit for 2004 was RMB102,927 million, representing an increase of 47.9% from 2003.

Basic and diluted earnings per share for 2004 were RMB0.59, representing an increase of RMB0.19 from 2003.

THE BOARD OF DIRECTORS HAS RESOLVED TO DISTRIBUTE A FINAL DIVIDEND FOR 2004 OF RMB 0.147511 PER SHARE.

The Board of Directors (the "BOARD") of PetroChina Company Limited (the "COMPANY") is pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "GROUP") for the year ended December 31, 2004 prepared in accordance with International Financial Reporting Standards ("IFRS") and its financial position as of December 31, 2004, together with the results and financial position of 2003 for comparison, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                              2004             2003
                                                           -----------      -----------
                                                    NOTE   RMB MILLION      RMB million
                                                           -----------      -----------
TURNOVER                                             2         388,633          303,779
                                                           -----------      -----------
OPERATING EXPENSES
    Purchases, services and other                             (116,353)         (90,850)
    Employee compensation costs                                (22,309)         (19,542)
    Exploration expenses, including
    exploratory dry holes                                      (11,723)         (10,577)
    Depreciation, depletion and amortization                   (46,411)         (40,531)
    Selling, general and administrative
    expenses                                                   (26,377)         (23,930)
    Shut down of manufacturing assets                             (220)          (2,355)
    Taxes other than income taxes                              (18,685)         (15,879)
    Revaluation loss of property, plant and
    equipment                                                        -             (391)
    Other income/(expense), net                                     31             (538)
                                                           -----------      -----------
TOTAL OPERATING EXPENSES                                      (242,047)        (204,593)
                                                           -----------      -----------
PROFIT FROM OPERATIONS                                         146,586           99,186
                                                           -----------      -----------
FINANCE COSTS
    Exchange gain                                                   50               53
    Exchange loss                                                 (123)            (233)
    Interest income                                              1,107              677
    Interest expense                                            (2,303)          (2,346)
                                                           -----------      -----------
TOTAL FINANCE COSTS                                             (1,269)          (1,849)
                                                           -----------      -----------
SHARE OF PROFIT OF ASSOCIATES                                    1,824              985
                                                           -----------      -----------
PROFIT BEFORE TAXATION                               3         147,141           98,322
TAXATION                                             4         (42,563)         (28,072)
                                                           -----------      -----------
PROFIT BEFORE MINORITY INTERESTS                               104,578           70,250
MINORITY INTERESTS                                              (1,651)            (636)
                                                           -----------      -----------
NET PROFIT                                                     102,927           69,614
                                                           ===========      ===========
BASIC AND DILUTED EARNINGS PER SHARE (RMB)           5            0.59             0.40
                                                           ===========      ===========

DIVIDENDS ATTRIBUTABLE TO:

  Interim dividend declared during the year          7          20,381           17,379
  Final dividend proposed after the balance sheet
date                                                 7          25,936           13,947
                                                           -----------      -----------
                                                                46,317           31,326
                                                           ===========      ===========

CONSOLIDATED BALANCE SHEET

                                                           2004               2003
                                                        -----------        -----------
                                                        RMB MILLION        RMB million
                                                        -----------        -----------
NON CURRENT ASSETS
    Property, plant and equipment                         468,519            427,875
    Investments in associates                               7,923              5,571
    Available-for-sale investments                          1,510              1,839
    Advance operating lease payments                       12,248              7,252
    Intangible and other assets                             2,987              3,024
                                                          -------            -------
                                                          493,187            445,561
                                                          -------            -------
CURRENT ASSETS
    Inventories                                            45,771             28,872
    Accounts receivable                                     2,662              3,263
    Prepaid expenses and other current assets              17,563             13,528
    Notes receivable                                        4,824              2,416
    Receivables under resale agreements                    33,217             24,224
    Time deposits with maturities over three months         1,400              2,640
    Cash and cash equivalents                              11,304             11,231
                                                          -------            -------
TOTAL CURRENT ASSETS                                      116,741             86,174
                                                          -------            -------
CURRENT LIABILITIES
    Accounts payable and accrued liabilities               70,696             64,180
    Income tax payable                                     17,484             12,043
    Other taxes payable                                     4,633              8,916
    Short-term borrowings                                  27,276             28,890
                                                          -------            -------
                                                          120,089            114,029
                                                          -------            -------
NET CURRENT LIABILITIES                                    (3,348)           (27,855)
                                                          -------            -------
TOTAL ASSETS LESS CURRENT LIABILITIES                     489,839            417,706
                                                          =======            =======
FINANCED BY
    Share capital                                         175,824            175,824
    Retained earnings                                     143,624             89,577
    Reserves                                              105,764             91,212
                                                          -------            -------
    Shareholders' equity                                  425,212            356,613
                                                          -------            -------
    Minority interests                                      9,391              5,608
                                                          -------            -------
NON CURRENT LIABILITIES
    Long-term borrowings                                   38,458             41,959
    Other long-term obligations                             2,438              2,000
    Deferred taxation                                      14,340             11,526
                                                          -------            -------
                                                           55,236             55,485
                                                          -------            -------
                                                          489,839            417,706
                                                          =======            =======

NOTES

1.    ACCOUNTING POLICIES

      The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

      The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

      Certain balances of the prior year have been reclassified to conform with current year presentation, including separate presentation of advance operating lease payments.

2.    TURNOVER

      Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 8.

3. PROFIT BEFORE TAXATION

                                                                   2004                2003
                                                               -----------          -----------
                                                               RMB MILLION          RMB million
                                                               -----------          -----------
Profit before taxation is arrived at after crediting
and charging of the following items:

CREDITING:
Dividend income from available-for-sale investments                   90                  69
Reversal of impairment of receivables                              1,346                 551
Reversal of impairment of available-for-sale investments             155                  21
Reversal of write down in inventories                                229                  23

CHARGING:

Amortization on intangible and other assets                          754                 635
Auditors' remuneration                                                43                  44
Cost of inventories (approximates cost of goods
sold) recognized as expense                                      165,025             134,935
Depreciation on property, plant and equipment,
including impairment provision
         - owned assets                                           45,040              39,293
         - assets under finance leases                                23                  21
Impairment of available-for-sale investments                         181                 179
Impairment of receivables                                          1,826               1,985
Interest expense (Note (a))                                        2,303               2,346
Loss on disposal of property, plant and equipment                  2,806               1,048
Operating lease expenses                                           3,873               3,573
Repair and maintenance                                             6,205               4,721
Research and development expenditure                               2,936               2,411
Transportation expenses                                           10,029               8,780
Write down in inventories                                            375                 159

NOTE (a) INTEREST EXPENSE
         Interest expense                                          3,308               3,666
         Less: amounts capitalized                                (1,005)             (1,320)
                                                               ---------         -----------
                                                                   2,303               2,346
                                                               =========         ===========

4.    TAXATION

                                                                 2004               2003
                                                              -----------        -----------
                                                              RMB MILLION        RMB million
                                                              -----------        -----------
Income tax                                                       39,404             26,347
Deferred tax                                                      2,814              1,594
Share of tax of associates                                          345                131
                                                              ---------          ---------
                                                                 42,563             28,072
                                                              =========          =========

      In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2003: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a reduced income tax rate of 15% instead of the statutory rate of 33% through to the year 2010 or accelerated depreciation of certain plant and equipment.

      The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                        2004         2003
                                                    -----------  -----------
                                                    RMB MILLION  RMB million
                                                    -----------  -----------
Profit before taxation                                 147,141      98,322
                                                      --------     -------

Tax calculated at a tax rate of 33%                     48,556      32,446
Prior year tax return adjustment                            27         419
Effect of preferential tax rate                         (6,886)     (5,190)
Utilization of previously unrecognized tax loss of
subsidiaries                                              (832)          -
Income not subject to tax                                 (605)       (566)
Expenses not deductible for tax purposes                 2,303         963
Tax charge                                              42,563      28,072
                                                      ========     =======

5.    BASIC AND DILUTED EARNINGS PER SHARE

      Basic and diluted earnings per share for the years ended December 31, 2004 and 2003 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for each of the years.

      There are no dilutive potential ordinary shares.

6.    CHANGES IN SHAREHOLDERS' EQUITY

                                                         Retained
                                     Share Capital       Earnings            Reserves            Total
                                     -------------     -----------         -----------        -----------
                                      RMB million      RMB million         RMB million        RMB million
                                     -------------     -----------         -----------        -----------
Balance at January 1, 2003                 175,824          59,004              81,848            316,676
Net profit for the year ended
December 31, 2003                                -          69,614                   -             69,614
Revaluation surplus of property,
plant and equipment, net of tax                  -               -                 527                527
Revaluation loss offset against
previous revaluation surplus of
property, plant and equipment, net
of tax                                           -               -                (526)              (526)
Transfer to reserves                             -          (9,363)              9,363                  -
Final dividend for 2002 (note 7)                 -         (12,299)                  -            (12,299)
Interim dividend for 2003 (note 7)               -         (17,379)                  -            (17,379)
                                     -------------      ----------          ----------            -------
Balance at December 31, 2003               175,824          89,577              91,212            356,613
Net profit for the year ended
December 31, 2004                                -         102,927                   -            102,927
Transfer to reserves                             -         (14,552)             14,552                  -
Final dividend for 2003 (note 7)                 -         (13,947)                  -            (13,947)
Interim dividend for 2004 (note 7)               -         (20,381)                  -            (20,381)
                                     -------------      ----------          ----------            -------
Balance at December 31, 2004               175,824         143,624             105,764            425,212
                                     =============      ==========          ==========            =======

7.    DIVIDENDS

                                                    2004                   2003
                                                -----------            -----------
                                                RMB MILLION            RMB million
                                                -----------            -----------
Final dividend for 2002 (Note (i))                      -                 12,299
Interim dividend for 2003 (Note (ii))                   -                 17,379
Final dividend for 2003 (Note (iii))               13,947                      -
Interim dividend for 2004 (Note (iv))              20,381                      -
                                                   ------                 ------
                                                   34,328                 29,678
                                                   ======                 ======

(i) A final dividend in respect of 2002 of RMB0.069951 per share amounting to a total of RMB12,299 million was paid on June 12, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2003.

(ii) An interim dividend in respect of 2003 of RMB0.098841 per share amounting to a total of RMB17,379 million was paid on October 8, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2003.

(iii) A final dividend in respect of 2003 of RMB0.079324 per share amounting to a total of RMB 13,947 million was paid on June 2, 2004, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2004.

(iv) As authorized by shareholders in the Annual General Meeting on May 18, 2004, the Board of Directors, in a meeting held on August 26, 2004, resolved to distribute an interim dividend in respect of 2004 of RMB0.115919 per share amounting to a total of RMB20,381 million. The interim dividend was paid on October 8, 2004, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2004.

(v) At the meeting on March 16, 2005, the Board of Directors proposed a final dividend in respect of 2004 of RMB0.147511 per share amounting to a total of RMB25,936 million. These financial statements for the year ended December 31, 2004 do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2005.

8.    SEGMENT INFORMATION

      The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing, and Natural Gas and Pipeline.

      The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

      The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

      The Chemicals and Marketing segment is engaged in the production and sales of basic petrochemical products, derivative petrochemical products and other chemical products.

      The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

      In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

      Substantially all assets and operations of the Group are located in the PRC, of which each of the different regions is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, in April 2002 the Group acquired all the share capital of Devon Energy Indonesia Ltd., a company engaging in the exploration and production of crude oil and natural gas in Indonesia. In April 2003, the Group acquired for RMB679 million a 50% interest in Amerada Hess Indonesia Holdings Co., which has a 30% interest in one of the oil and gas concessions that the Group acquired in 2002.

      The accounting policies of the operating segments are the same as those described in Note 1 "Accounting Policies".

      Operating segment information for the years ended December 31, 2003 and 2004 is presented below:

PRIMARY REPORTING FORMAT--BUSINESS SEGMENTS

                                            EXPLORATION     REFINING      CHEMICALS       NATURAL
                                                AND           AND            AND          GAS AND
                                            PRODUCTION      MARKETING     MARKETING       PIPELINE      OTHER        TOTAL
                                            -----------    -----------   -----------    -----------  -----------  -----------
      YEAR ENDED DECEMBER 31, 2004          RMB MILLION    RMB MILLION   RMB MILLION    RMB MILLION  RMB MILLION  RMB MILLION
----------------------------------------    -----------    -----------   -----------    -----------  -----------  -----------
Turnover
(including inter-segment sales)                 222,305        295,598        57,179         18,255            -      593,337
Less: Inter-segment sales                      (176,458)       (21,862)       (2,679)        (3,705)           -     (204,704)
                                            -----------    -----------   -----------    -----------  -----------  -----------
Turnover from external customers                 45,847        273,736        54,500         14,550            -      388,633
                                            ===========    ===========   ===========    ===========  ===========  ===========

Depreciation, depletion and amortization        (29,092)        (8,829)       (5,741)        (2,645)        (104)     (46,411)

Segment result                                  131,448         28,502        11,025          2,475         (518)     172,932
Other costs                                      (5,877)       (16,521)       (3,370)            60         (638)     (26,346)
                                            -----------    -----------   -----------    -----------  -----------  -----------
Profit/(loss) from operations                   125,571         11,981         7,655          2,535       (1,156)     146,586
                                            ===========    ===========   ===========    ===========  ===========  ===========

                                            EXPLORATION     REFINING      CHEMICALS       NATURAL
                                                AND           AND            AND          GAS AND
                                            PRODUCTION      MARKETING     MARKETING       PIPELINE      OTHER        TOTAL
                                            -----------    -----------   -----------    -----------  -----------  -----------
      YEAR ENDED DECEMBER 31, 2003          RMB MILLION    RMB MILLION   RMB MILLION    RMB MILLION  RMB MILLION  RMB MILLION
----------------------------------------    -----------    -----------   -----------    -----------  -----------  -----------
Turnover

(including inter-segment sales)                 177,271        223,584        39,211         15,067            -      455,133
Less:
Inter-segment sales                            (128,963)       (16,867)       (2,263)        (3,261)           -     (151,354)
                                            -----------    -----------   -----------    -----------  -----------  -----------

Turnover from external customers                 48,308        206,717        36,948         11,806            -      303,779
                                            ===========    ===========   ===========    ===========  ===========  ===========

Depreciation, depletion and amortization        (25,486)        (7,601)       (5,795)        (1,543)        (106)     (40,531)

Segment result                                   98,819         20,679         2,621          2,248         (713)     123,654
Other costs                                      (6,449)       (15,644)       (1,580)          (326)        (469)     (24,468)
                                            -----------    -----------   -----------    -----------  -----------  -----------
Profit/(loss) from operations                    92,370          5,035         1,041          1,922       (1,182)      99,186
                                            ===========    ===========   ===========    ===========  ===========  ===========

SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

                                             TURNOVER            TOTAL ASSETS        CAPITAL EXPENDITURE
                                         ----------------      ----------------      -------------------
                                           2004     2003        2004     2003          2004        2003
                                         -------  -------      -------  -------      -------     -------
                                           RMB      RMB          RMB     RMB           RMB         RMB
     YEAR ENDED DECEMBER 31,             MILLION  MILLION      MILLION  MILLION      MILLION     MILLION
-----------------------------------      -------  -------      -------  -------      -------     -------
PRC                                      387,639  302,854      606,147  529,209       94,235      82,275
Other (Exploration and Production)           994      925        3,781    2,526        1,114         654
                                         -------  -------      -------  -------      -------     -------

                                         388,633  303,779      609,928  531,735       95,349      82,929
                                         =======  =======      =======  =======      =======      ======

9.    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

      (UNAUDITED)

      The consolidated financial statements in this results announcement have been prepared in accordance with IFRS, which differ in certain material respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences include methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

      Effect on net income of significant differences between IFRS and US GAAP is as follows:

                                                                                        2004                     2003
                                                                                    -----------               -----------
                                                                                    RMB MILLION               RMB million
                                                                                    -----------               -----------
Net income under IFRS                                                                 102,927                   69,614
US GAAP adjustments:
       Reversal of revaluation loss of property, plant and equipment                        -                      391
       Depreciation charges on property, plant and equipment revaluation gain           8,170                    8,053
       Depreciation charges on property, plant and equipment revaluation loss            (830)                    (144)
       Loss on disposal of revalued property, plant and equipment                         523                      451
       Income tax effect                                                               (2,595)                  (2,886)
       Minority interests                                                                 (60)                     (60)
                                                                                    ---------                 --------
Net income under US GAAP                                                              108,135                   75,419
                                                                                    =========                 ========

Basic and diluted net income per share under US GAAP (RMB)                               0.62                     0.43

      Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

                                                                                      2004                      2003
                                                                                  -----------               -----------
                                                                                  RMB MILLION               RMB million
                                                                                  -----------               -----------
Shareholders' equity under IFRS                                                      425,212                  356,613
US GAAP adjustments:

Reversal of property, plant and equipment revaluation gain                           (80,555)                 (80,555)

Depreciation charges on property, plant and equipment revaluation gain                45,443                   37,273

Reversal of property, plant and equipment revaluation loss                             1,513                    1,513

Depreciation charges on property, plant and equipment revaluation loss                (1,310)                    (480)

Loss on disposal of revalued property, plant and equipment                             1,314                      791

Deferred tax assets on revaluation                                                    11,091                   13,686

Minority interests                                                                       304                      364

Effect on the retained earnings from the one-time remedial payments for
staff housing borne by the state shareholder of the Company                           (2,553)                  (2,553)

Effect on the other reserves of the shareholders' equity from the one- time remedial payments for staff housing borne by the state shareholder of the
Company                                                                                2,553                    2,553
                                                                                  ----------                ---------
Shareholders' equity under US GAAP                                                   403,012                  329,205
                                                                                  ==========                =========

Changes in shareholders' equity under US GAAP for each of the years ended December 31, 2004 and 2003 are as follows:

                                                       2004                 2003
                                                    -----------          -----------
                                                    RMB MILLION          RMB million
                                                    -----------          -----------
Balance at beginning of year                          329,205                283,464
  Net profit for the year                             108,135                 75,419
  Final dividend for year 2002                              -                (12,299)
  Interim dividend for year 2003                            -                (17,379)
  Final dividend for year 2003                        (13,947)                     -
  Interim dividend for year 2004                      (20,381)                     -
                                                    ---------            -----------
Balance at end of year                                403,012                329,205
                                                    =========            ===========

      In preparing the summary of differences between IFRS and US GAAP, the management of the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results may differ from those estimates.

      A summary of the principal differences and additional disclosures applicable to the Group is set out below:

      (a) REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

      The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

      The June 1999 revaluation resulted in RMB80,549 million in excess of the prior carrying value and a revaluation loss of RMB1,122 million on certain property, plant and equipment.

      The September 2003 revaluation resulted in RMB872 million in excess of the carrying value of certain property, plant and equipment and a revaluation loss of RMB1,257 million.

      With respect to the RMB872 million revaluation gain resulting from the 2003 revaluation, RMB98 million were related to property, plant and equipment that experienced revaluation loss in 1999, and were credited to the profit and loss account. The remaining RMB774 million was credited to the revaluation reserve in the shareholders' equity.

      With respect to the RMB1,257 million revaluation loss resulting from the 2003 revaluation, RMB768 million were related to property, plant and equipment that experienced revaluation gain in 1999. The remaining RMB489 million were charged to the profit and loss account.

      The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2004 to December 31, 2004 was RMB8,170 million, and from January 1, 2003 to December 31, 2003 was RMB8,053 million.

      The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2004 to December 31, 2004 was RMB830 million, and from January 1, 2003 to December 31, 2003 was RMB144 million.

      The loss on disposal of revalued property, plant and equipment, which includes shut down of manufacturing assets, from January 1, 2004 to December 31, 2004 was RMB523 million, and from January 1, 2003 to December 31, 2003 was RMB451 million.

      For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purpose of determining taxable income.

      (b) RELATED PARTY TRANSACTIONS

      The Group has disclosed in its 2004 consolidated financial statements and
Note 36 thereto to be published on the website of The Stock Exchange of Hong Kong Limited ("HKSE") (http://www.hkex.com.hk) the transactions with its significant customers, and in Notes 21, 22, 26, 27 and 37 transactions and balances with its immediate parent, CNPC, and its related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes government departments and agencies from related parties to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions and requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures of related party transactions through the major customer disclosures in Note 36 and the transactions with the CNPC Group disclosed in Note 37. Although the majority of the Group's activities are conducted with the PRC government and its affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

      (c) ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

      The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These notices and regulations issued by the Ministry of Finance also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

      The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

      Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB2,553 million, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group. There were no significant changes in this estimate during 2003 and 2004.

      (d) RECENT US ACCOUNTING PRONOUNCEMENTS

      In December 2004, the FASB revised FAS No. 123 (FAS 123 (R)). FAS 123 (R), "Share-Based Payment", requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123 (R) is effective for interim periods beginning after June 15, 2005. The Group is evaluating the transition provisions allowed by FAS 123(R). The Group does not expect the adoption of FAS 123(R) to have a material impact on the Group's financial position or operational results.

      On November 24, 2004, the FASB issued Statement No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect the adoption of FAS 151 to have a material impact on the Group's financial position or results of operation.

      On December 15, 2004, the FASB issued Statement No. 153, "Exchanges of Non monetary Assets", an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of FAS 153 to have a material impact on the Group's financial position or results of operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements of the Group and the notes thereto, proposed to be submitted by the Company to the HKSE and published on the website of the HKSE on or before April 30, 2005 which contains information required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES") applicable to this reporting period.

OVERVIEW

      For the twelve months ended December 31, 2004, profit before taxation of the Group was RMB147,141 million, representing an increase of 49.7% compared with the corresponding period in the previous year. Net profit was RMB102,927 million, representing an increase of 47.9% compared with the corresponding period in the previous year. For the first time net profit of the Group exceeded RMB100,000 million. Profit in all four business segments recorded historical highs. The increase in profit was due primarily to the Group's ability to take full advantage of the opportunities presented by persistently high oil prices and strong market demand to enhance exploration and development and to increase oil and gas production, thereby achieving a steady increase in domestic crude oil production. Production and sales of refined oil and chemicals increased and the quantity of processed crude oil reached a record high. Production of natural gas continued to increase; and there is also a new breakthrough in the infrastructure of oil and gas pipelines. Management of the Company was also strengthened and technological and management innovations are introduced on an ongoing basis.

      For the year ended December 31, 2004, the Company's basic and diluted earnings per share were RMB0.59.

TWELVE MONTHS ENDED DECEMBER 31, 2004 COMPARED WITH TWELVE MONTHS ENDED DECEMBER 31, 2003

CONSOLIDATED OPERATING RESULTS

      Turnover Turnover increased 27.9% from RMB303,779 million for the twelve months ended December 31, 2003 to RMB388,633 million for the twelve months ended December 31, 2004. This was due primarily to the increase in the price of crude oil and the increase in the prices and sales volume of natural gas, refined products and chemicals.

      Operating Expenses Operating expenses increased 18.3% from RMB204,593 million for the twelve months ended December 31, 2003 to RMB242,047 million for the twelve months ended December 31, 2004. This was mainly attributable to an increase in the purchase cost of crude oil and refined products from external suppliers and increased depreciation and depletion caused by an increase in the amount of property, plant and equipment.

      Purchases, Services and Other Expenses Purchases, services and other expenses increased 28.1% from RMB90,850 million for the twelve months ended December 31, 2003 to RMB116,353 million for the twelve months ended December 31, 2004. This was due primarily to (1) the increase in the purchase cost of crude oil from external suppliers resulted from the increase of crude oil price and the increase in the purchase volume of crude oil by the Company's refineries; and (2) the increase in the prices of refined oil and chemical products, which increased the purchase cost of refined oil and chemical products from external suppliers.

      Employee Compensation Costs Employee compensation costs rose 14.2% from RMB19,542 million for the twelve months ended December 31, 2003 to RMB22,309 million for the twelve months ended December 31, 2004. This was due primarily to the increase in employees' salaries and welfare expenses as a result of strong operating results achieved by the Company, and the increase in labour costs as a result of further development of the Company's retail network.

      Depreciation, Depletion and Amortization Depreciation, depletion and amortization increased 14.5% from RMB40,531 million for the twelve months ended December 31, 2003 to RMB46,411 million for the twelve months ended December 31, 2004. This was mainly attributable to an increase in impairment of assets and an increase in depreciation, depletion and amortization caused by an increase in the amount of property, plant and equipment.

      Selling, General and Administrative Expenses Selling, general and administrative expenses increased 10.2% from RMB23,930 million for the twelve months ended December 31, 2003 to RMB26,377 million for the twelve months ended December 31, 2004. This was due primarily to an increase in transportation, repair and other related costs caused by an increase in the sales volume of refined oil and petrochemical products.

      Shut down of Manufacturing Assets The costs for shutting down manufacturing assets decreased by 90.7% from RMB2,355 million for the twelve months ended December 31, 2003 to RMB220 million for the twelve months ended December 31, 2004, including RMB192 million for shutting down inefficient facilities in the Refining and Marketing segment, and RMB28 million for shutting down inefficient facilities in the Chemicals and Marketing segment.

      Taxes other than Income Tax Taxes other than income tax increased 17.7% from RMB15,879 million for the twelve months ended December 31, 2003 to

RMB18,685 million for the twelve months ended December 31, 2004. The increase was due primarily to: (i) an increase in consumption tax and surcharges as a result of an increase in the sales volume of gasoline and diesel oil by the Company's refineries; and (ii) an increase in compensation fees for mineral resources due to an increase in crude oil revenue.

      Profit from Operations As a result of the factors discussed above, profit from operations increased 47.8% from RMB99,186 million for the twelve months ended December 31, 2003 to RMB146,586 million for the twelve months ended December 31, 2004.

      Net Exchange Gain (Loss) Net exchange loss decreased 59.4% from RMB180 million for the twelve months ended December 31, 2003 to RMB73 million for the twelve months ended December 31, 2004. The decrease in net exchange loss was mainly due to a decrease in the average proportion of foreign exchange borrowings and a dramatic slowdown in the appreciation of foreign currencies against Renminbi.

      Net Interest Expenses Net interest expenses decreased 28.3% from RMB1,669 million for the twelve months ended December 31, 2003 to RMB1,196 million for the twelve months ended December 31, 2004. The decrease in net interest expenses was due primarily to sufficient cash flow generated from operating activities and a decrease in the average proportion of interest-bearing debts.

      Profit Before Taxation Profit before taxation rose 49.7% from RMB98,322 million for the twelve months ended December 31, 2003 to RMB147,141 million for the twelve months ended December 31, 2004.

      Taxation Taxation increased 51.6% from RMB28,072 million for the twelve months ended December 31, 2003 to RMB42,563 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in taxable profits.

      Net Profit As a result of the factors discussed above, net profit increased 47.9% from RMB69,614 million for the twelve months ended December 31, 2003 to RMB102,927 million for the twelve months ended December 31, 2004.

SEGMENT INFORMATION

EXPLORATION AND PRODUCTION

      Turnover Turnover increased 25.4% from RMB177,271 million for the twelve months ended December 31, 2003 to RMB222,305 million for the twelve months ended December 31, 2004. The increase was mainly attributable to an increase in the price of crude oil and an increase in the sales volume of natural gas. The average realized crude oil price of the Company in 2004 was US$33.88 per barrel, representing an increase of US$6.68 per barrel and 24.6% from US$27.20 per barrel compared with the corresponding period in the previous year.

      Intersegment sales increased 36.8% from RMB128,963 million for the twelve months ended December 31, 2003 to RMB176,458 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in the price of crude oil and an increase in the sales volume of natural gas.

      Operating Expenses Operating expenses increased 13.9% from RMB84,901 million for the twelve months ended December 31, 2003 to RMB96,734 million for the twelve months ended December 31, 2004. The increase was mainly due to the increase in crude oil import from Russia, the increase in exploration expenses, depreciation and depletion of fixed assets and increases in staff costs.

      Profit from Operations Profit from operations increased 35.9% from RMB92,370 million for the twelve months ended December 31, 2003 to RMB125,571 million for the twelve months ended December 31, 2004.

      REFINING AND MARKETING

      Turnover Turnover rose 32.2% from RMB223,584 million for the twelve months ended December 31, 2003 to RMB295,598 million for the twelve months ended December 31, 2004. The increase was caused by an increase in the prices and sales volume of key refined products, of which:

      Sales revenue from gasoline increased 28.0% from RMB60,073 million for the twelve months ended December 31, 2003 to RMB76,919 million for the twelve months ended December 31, 2004. The average realized selling price of gasoline surged 17.2% from RMB3,023 per ton for the twelve months ended December 31, 2003 to RMB3,542 per ton for the twelve months ended December 31, 2004, resulting in an increase in revenue by RMB11,267 million. The sales volume of gasoline increased 9.3% from 19.87 million tons for the twelve months ended December 31, 2003 to
21.71 million tons for the twelve months ended December 31, 2004, resulting in an increase in revenue by RMB5,579 million.

      Sales revenue from diesel increased 36.2% from RMB100,336 million for the twelve months ended December 31, 2003 to RMB136,649 million for the twelve months ended December 31, 2004. The average realized selling price of diesel increased 15.7% from RMB2,735 per ton for the twelve months ended December 31, 2003 to RMB3,165 per ton for the twelve months ended December 31, 2004, resulting in an increase in revenue by RMB18,567 million. The sales volume of diesel increased 17.7% from 36.68 million tons for the twelve months ended December 31, 2003 to 43.18 million tons for the twelve months ended December 31, 2004, resulting in an increase in revenue by RMB17,746 million.

      Sales revenue from kerosene increased 42.6% from RMB4,125 million for the twelve months ended December 31, 2003 to RMB5,881 million for the twelve months ended December 31, 2004.

      Intersegment sales revenue increased 29.6% from RMB16,867 million for the twelve months ended December 31, 2003 to RMB21,862 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in selling prices and intersegment sales volume.

      Operating Expenses Operating expenses increased 29.8% from RMB218,549 million for the twelve months ended December 31, 2003 to RMB283,617 million for the twelve months ended December 31, 2004. The increase was mainly attributable to the increase in the purchase cost of crude oil and refined oil from external suppliers, and an increase in staff cost, selling and administrative expenses.

      Profit from Operations Profit from operations increased 137.9% from RMB5,035 million for the twelve months ended December 31, 2003 to RMB11,981 million for the twelve months ended December 31, 2004.

      CHEMICALS AND MARKETING

      Turnover Turnover rose 45.8% from RMB39,211 million for the twelve months ended December 31, 2003 to RMB57,179 million for the twelve months ended December 31, 2004. The growth in turnover of this segment was mainly due to an increase in the sales volume and selling prices of chemical products.

      Operating Expenses Operating expenses increased 29.7% from RMB38,170 million for the twelve months ended December 31, 2003 to RMB49,524 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in the expenses for the purchase of raw materials and an increase in selling and administrative expenses.

      Profit from Operations Profit from operations increased 635.4% from RMB1,041 million for the twelve months ended December 31, 2003 to RMB7,655 million for the twelve months ended December 31, 2004.

      NATURAL GAS AND PIPELINE

      TurnoverTurnover increased 21.2% from RMB15,067 million for the twelve months ended December 31, 2003 to RMB18,255 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in the sales volume, and volume of natural gas from pipeline transmission.

      Operating Expenses Operating expenses increased 19.6% from RMB13,145 million for the twelve months ended December 31, 2003 to RMB15,720 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in expenses for the purchase of gas and an increase in depreciation charges caused by the commencement of operation of the West-East Gas Pipeline.

      Profit from Operations Profit from operations increased 31.9% from RMB1,922 million for the twelve months ended December 31, 2003 to RMB2,535 million for the twelve months ended December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

      For the twelve months ended December 31, 2004, the Group's primary sources of funds were cash generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. The Group's funds were used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to shareholders.

      As at December 31, 2004, short-term borrowings made up approximately 5.5% of the Group's capital employed as compared with approximately 6.7% as at December 31, 2003. The Group's ability to obtain adequate financing may be affected by the financial condition and operating results and the conditions of the domestic and foreign capital markets. The Group must seek approvals from the relevant PRC government authorities before raising funds in the domestic and foreign capital markets. In general, the Group must obtain PRC government approvals for any project involving significant capital investments in the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

      The Group plans to fund its capital and related investments principally from the cash generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. For the twelve months ended December 31, 2004, net cash generated from operating activities was RMB137,299 million. As at December 31, 2004, the Group had RMB11,304 million in cash and cash equivalents. Cash and cash equivalents were primarily Renminbi (with Renminbi accounting for approximately 71.1% and United States Dollar accounting for approximately 28.9%).

      The table below sets forth the cash flow of the Group for each of the twelve months ended December 31, 2004 and 2003 and the cash and cash equivalents at the end of each period.

                                                                           YEAR ENDED DECEMBER 31,
                                                                           2004             2003
                                                                        -----------     -----------
                                                                        RMB MILLION     RMB million
                                                                        -----------     -----------
Net cash flow generated from operating activities                         137,299         137,236
Net cash flow used for investment activities                              (98,533)        (96,213)
Net cash flow used for financing activities                               (38,693)        (39,769)
Cash and cash equivalents at the end of each period                        11,304          11,231

CASH FLOW GENERATED FROM OPERATING ACTIVITIES

      The net cash flow of the Group generated from operating activities for the twelve months ended December 31, 2004 was RMB137,299 million which is basically the same as the RMB137,236 million generated for the twelve months ended December 2003. This was due to an increase in sales revenue as well as an increase in the amount of expenditure and the amount of income tax payable. In addition, the level of inventories also increased resulting from an increase in the scale of its sales.

      As at December 31, 2004, the Group had a working capital deficit of RMB3,348 million compared with a working capital deficit of RMB27,855 million as at December 31, 2003. The decrease in working capital deficit was mainly due to an increase in inventories resulting from an increase in the scale of its sales and an increase in receivables under resale agreements.

CASH USED FOR FINANCING ACTIVITIES

      The net borrowings of the Group as at December 31, 2004 and December 31, 2003 are as follows:

                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                                 ----------------------------
                                                                                                    2004              2003
                                                                                                 RMB MILLION      RMB million
                                                                                                 -----------      -----------
Short-term borrowings (including current portion of long-term borrowings)                          27,276           28,890
Long-term borrowings                                                                               38,458           41,959
                                                                                                 --------         --------
Total borrowings                                                                                   65,734           70,849
                                                                                                 ========         ========

  Less

Cash and cash equivalents                                                                          11,304           11,231
Time deposits with maturities over three months                                                     1,400            2,640
Receivables under resale agreements                                                                33,217           24,224
                                                                                                 --------         --------
Net borrowings                                                                                     19,813           32,754
                                                                                                 ========         ========

      The maturity profile of the long-term borrowings of the Group is as follows:

                                                               PRINCIPAL AS AT DECEMBER 31, 2004   Principal as at December 31, 2003
                                                               ---------------------------------   ---------------------------------
                                                                        RMB MILLION                        RMB million
                                                               ---------------------------------   ---------------------------------
To be repaid within one year                                                 16,008                            19,711
To be repaid within one to two years                                          8,130                            18,183
To be repaid within two to five years                                        22,961                            17,108
To be repaid after five years                                                 7,367                             6,668
                                                                             ------                            ------
                                                                             54,466                            61,670
                                                                             ======                            ======

      Of the total borrowings of the Group as at December 31, 2004, approximately 27.1% were fixed-rate loans and approximately 72.9% were floating-rate loans. Of the borrowings as at December 31, 2004, approximately 85.1% were denominated in Renminbi, approximately 13.2% were denominated in US Dollars, approximately 0.5% were denominated in British Pound Sterling, approximately 0.7% were denominated in Japanese Yen, and approximately 0.5% were denominated in Euro.

      As at December 31, 2004 and December 31, 2003, the amount of short-term borrowings owed to related parties was RMB600 million and RMB610 million, respectively. As at December 31, 2004 and December 31, 2003, the amount of long-term borrowings owed to related parties was RMB22,568 million and RMB24,578 million, respectively.

      As at December 31, 2004, the amount of short-term and long-term borrowings owed to China Petroleum Finance Company Limited was RMB600 million and RMB22,568 million, respectively.

      The net cash used for financing activities for the twelve months ended December 31, 2004 decreased 2.7% compared with the twelve months ended December 31, 2003. The decrease was mainly due to lower net repayment compared with the corresponding period of last year.

      As at December 31, 2004, loans of the Group consisted of RMB50 million (RMB170 million as at December 31, 2003) secured loans (finance lease and bank loans), of which RMB29 million worth of bank loans (RMB114 million as at December 31, 2003) were secured by plant and equipment of the Group valued at RMB218 million (RMB152 million as at December 31, 2003). Given that title to the leased property will be transferred to the lessor in the event of default, debts incurred by way of finance lease are in fact secured debts. As at December 31, 2004, the debts incurred by the Group by way of finance lease amounted to RMB21 million (RMB56 million as at December 31, 2003). The net book value of property, plant and equipment under finance lease was RMB175 million (RMB240 million as at December 31, 2003).

      As at December 31, 2004, the debt to capitalization ratio(debt to capitalization ratio = interest-bearing debts/(interest-bearing debts + shareholder's equity) was 13.4% (16.6% as at December 31, 2003).

CAPITAL EXPENDITURES

      The table below sets out our capital expenditures by the business segments for each of the twelve months ended December 31, 2004 and the twelve months ended December 31, 2003. As at December 31, 2004, capital expenditures increased 15.0% to RMB95,349 million from RMB82,929 million as at December 31, 2003. The increase was mainly due to an increase in expenditures relating to oil and gas exploration and development and continuation in putting in greater efforts in the construction of the sales network.

                                                       YEAR ENDED DECEMBER 31,
                       ----------------------------------------------------------------------------------------
                                   2004                             2003                 2005(estimated value)
                       ---------------------------        -----------------------        ----------------------
                       RMB MILLION              %         RMB million         %          RMB million        %
                       -----------            ----        -----------        ----        -----------       ----
Exploration and
Production                  59,488*           62.4             52,713*       63.6             61,160*      62.7
Refining and
Marketing                   17,467            18.3             12,650        15.2             14,590       15.0
Chemicals and
Marketing                    4,319             4.5              3,898         4.7              8,350        8.6
Natural gas and
Pipeline                    13,901            14.6             13,530        16.3             12,400       12.7

Other                          174             0.2                138         0.2              1,000        1.0
                       -----------            ----        -----------        ----        -----------       ----
Total                       95,349             100             82,929         100             97,500        100
                       ===========            ====        ===========        ====        ===========       ====

Note: *If geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for 2003 and 2004, and the estimate of the same for the entire 2005 would be RMB58,599 million, RMB66,493 million and RMB66,660 million, respectively.

      EXPLORATION AND PRODUCTION

      The majority of the Group's capital expenditures is related to the Exploration and Production segment. For the twelve months ended December 31, 2004, capital expenditures in relation to exploration and production amounted to RMB59,488 million, including RMB11,308 million for exploration activities and RMB43,217 million for development activities. For the twelve months ended December 31, 2003, capital expenditures in relation to this segment totaled RMB52,713 million, including RMB9,250 million for exploration activities and RMB39,587 million for development activities. The increase in capital expenditures was mainly due to an increase in expenditures relating to oil and gas exploration and development as well as strategic adjustments in the east and the speeding up of production in the west, and an increase in expenditures relating to exploration and development of gas fields in the Tarim, Sichuan and Erdos basins.

      The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2005 will amount to RMB61,160 million. Approximately RMB10,960 million will be used for oil and gas exploration, and approximately RMB50,200 million will be used for oil and gas development. Exploration and development will be mainly carried out in the Erdos, Junggar, Tarim, Songliao, Sichuan and Bohai Bay basins.

      REFINING AND MARKETING

      Capital expenditures for the Group's Refining and Marketing segment for the twelve months ended December 31, 2004 amounted to RMB17,467 million, of which RMB11,729 million was spent on the expansion of the retail sales network of refined products and storage infrastructure facilities, and RMB5,738 million was spent on renovation of refining facilities. The total capital expenditures of this segment for the twelve months ended December 31, 2003 were RMB12,650 million. The increase in capital expenditures was mainly due to the continual increase in the efforts in the construction of the sales network.

      The Group anticipates that capital expenditures for the Refining and Marketing segment for the twelve months ending December 31, 2005 will amount to RMB14,590 million, which include:

      - approximately RMB7,250 million for construction and expansion of refining facilities;

      - approximately RMB7,340 million for investments in the development of the refined product sales network.

      CHEMICALS AND MARKETING

      Capital expenditures for the Chemicals and Marketing segment for the twelve months ended December 31, 2004 and 2003 amounted to RMB4,319 million and RMB3,898 million respectively. The increase was mainly due to an increase in investments in the ethylene projects in Daqing, Jilin and Lanzhou.

      The Group anticipates that capital expenditures for the chemicals and marketing segment for the twelve months ending December 31, 2005 will amount to RMB8,350 million, which is expected to be used primarily for upgrading ethylene facilities in Daqing, Jilin, Lanzhou and Dushanzi and the PTA project at Liaoyang Petrochemical Company.

      NATURAL GAS AND PIPELINE

      Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2004 amounted to RMB13,901 million. The Group spent RMB13,462 million of these expenditures on the construction of long distance pipelines, of which RMB3,425 million was spent on the West-East Gas Pipeline project. For the twelve months ended December 31, 2003, capital expenditures in the segment totaled RMB13,530 million. The increase in capital expenditures was mainly due to an increase in investments in the Zhongxian-Wuhan and the second Shaanxi-Beijing pipelines projects.

      The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2005 will amount to RMB12,400 million. Approximately RMB7,000 million is expected to be invested in the West-East Gas Pipeline project, the Zhongxian-Wuhan pipeline and the second Shaanxi-Beijing pipeline projects and approximately RMB5,400 million is expected to be invested in the construction of natural gas storage facilities and other natural gas, crude oil and refined products pipelines.

      OTHER

      Non-segment-specific capital expenditures for the twelve months ended December 31, 2004 and for the twelve months ended December 31, 2003 were RMB174 million and RMB138 million respectively. These capital expenditures were mainly used for non segment-specific equipment purchases and research and development activities.

      The Group anticipates that its non-segment-specific capital expenditures for the twelve months ending December 31, 2005 will amount to RMB1billion, which is expected to be used primarily for technology research, information system, construction of water and electricity supply systems, roads and telecommunications system for the mutual benefit of various segments.

MATERIAL INVESTMENT

      The Group did not hold any material investment for the year ended December 31, 2004.

MATERIAL ACQUISITION OR DISPOSAL

      The Group had not made any material acquisition or disposal of subsidiaries and associated companies for the year ended December 31, 2004.

FOREIGN EXCHANGE RATE RISK

      Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally, and the supply and demand for Renminbi. The official exchange rate for the conversion of Renminbi to United States Dollar has generally been stable recently. As Renminbi is the measurement currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of

Renminbi may have positive or negative impacts on the results of operations of the Group. Because prices for the Group's crude oil and refined products are set generally with reference to United States Dollar-denominated international prices, a devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost incurred by the Group to acquire imported materials and equipment as well as the foreign currency-denominated obligations of the Group. On the other hand, an appreciation of Renminbi against United States Dollar may decrease the Group's turnover, but the cost for acquiring imported materials and equipment may be reduced. The results of operations and the financial condition of the Group may also be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies other than United States Dollar.

COMMODITY PRICE RISK

      The Group is engaged in a wide range of petroleum related activities. The global oil and gas market is affected by international political, economic and military developments and global demand for and supply of oil and gas. As the prices of Chinese crude oil and refined products are determined by reference to international benchmark prices, fluctuations of prices of crude oil and refined products in the international market will directly or indirectly, affect prices of Chinese crude oil and refined products. A decrease in the prices of crude oil and refined products could adversely affect the Group's financial position. The Group has not used derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, during 2004 and 2003, the Group was exposed to general price fluctuations of widely traded oil and gas commodities.

INDUSTRY RISK

      Like other oil and natural gas companies in China, the Company's business activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as by way of grant of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards, is expected to have an impact on the Company's business operations. As a result, the Company may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in PRC governmental policies on the crude oil and natural gas industry may also affect the Company's business operations.

EMPLOYEES

   NUMBER OF EMPLOYEES

      As at December 31, 2003 and December 31, 2004, the Group had 417,229 and 424,175 employees respectively. The table below sets out the number of employees by business segment as at December 31, 2004:

                                   NUMBER OF EMPLOYEES         PERCENTAGE OF TOTAL (%)
                                   -------------------         -----------------------
Exploration and Production                     236,591                            55.8
Refining and Marketing                         116,813                            27.5
Chemicals and Marketing                         57,765                            13.6
Natural Gas and Pipeline                        10,191                             2.4
Other(*)                                         2,815                             0.7
                                   -------------------         -----------------------
Total                                          424,175                          100.00
                                   ===================         =======================


Note*: Including management staff of PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Oil Refining and Petrochemical Technological Research Centres, Company headquarters and business segment head offices.

EMPLOYEE COMPENSATION

      The total employee compensation payable by the Group for the twelve months ended December 31, 2004 was RMB14,926 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining high-caliber personnel, and motivating all staff for the realization of best results.

      The Company's senior management remuneration system links senior management financial interests (including those of executive directors and supervisors) with the Company's operating results and the market performance of its shares. Members of the senior management have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

                                                Stock appreciation     Performance
                            Basic salary(%)          rights(%)           bonus(%)
                            ---------------     ------------------     -----------
Chairman                         30                     70                   0
President                        25                     60                  15
Vice President                   25                     60                  15
Department General               25                     50                  25
Manager

      Details of the directors' and supervisors' emoluments as at December 31, 2004 and December 31, 2003 were as follows:

                                                             2004                        2003
                                                            -------                     -------
                                                            RMB'000                     RMB'000
                                                            -------                     -------
Fee for directors and supervisors                               120                          83

Salaries, allowances and other benefits                       2,012                       1,377
Contribution to retirement benefit scheme                        43                          34
                                                            -------                     -------
                                                              2,175                       1,494
                                                            =======                     =======

      The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the year):

                            2004              2003
                           ------            ------
                           NUMBER            Number
                           ------            ------
Nil-RMB1,000,000               24                19
                           ======            ======

      Upon exercise of their share options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

      WORKFORCE REDUCTION PLAN

      During the period from 1999 to 2002, a total of 58,300 people were laid off, which has met the target of laying off 50,000 employees originally committed by the Company.

      The Company has no plan for any substantial reduction of its workforce in the next few years, but will continue to keep a strict control on the total number of employees. Workforce required for new projects or expanded production capacity will first be obtained by way of tapping existing resources and making use of any spare capacity.

      TRAINING PROGRAMS

      In order to develop the Company into an internationally competitive oil company, the Company has targeted high-calibre and skillful staff in its training program for 2004 with a focus on the training of core personnel and implementation of a "strong corporate and high talent" strategy, actively promoted the training of all of its employees and strived to build a proficient operating and management team, a technology innovation team and a skilful operators' team so as to achieve an overall improvement in the quality of its staff and to ensure the supply of talents required for the continuous, steady and relatively speedy development of the Company.

      MEDICAL INSURANCE

      Since October 1, 2002, the Company's headquarters and its regional branches based in Beijing are members of the basic medical insurance scheme organized by the Beijing Municipality, making contributions at 9% of the total basic salaries of the employees. Other regional branches of the Company have also participated in their respective local basic medical insurance schemes.

      As basic medical insurance is organized by local authorities, the dates of implementation, rates of contribution and reimbursement methods vary with localities. The rate of contribution is generally set at 6% to 10% of the total basic salaries of the employees of various companies.

      In accordance with relevant regulations of the PRC government, the Company has given permission to regional companies that have participated in local basic insurance schemes to establish a supplemental medical insurance scheme from 2002. Contributions to the schemes are set at not more than 4% of the total salaries and will be booked as cost.

CONTINGENT LIABILITIES

      Information on the Group's contingent liabilities as of December 31, 2004 is as follows:

BANK AND OTHER GUARANTEES

      As at December 31, 2004, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

                                                      2004                  2003
                                                  -----------           -----------
                                                  RMB MILLION           RMB million
                                                  -----------           -----------
Guarantees of borrowings of associates                    203                   448
                                                  ===========           ===========

ENVIRONMENTAL LIABILITIES

      CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The impact of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, the management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, which will have a material adverse effect on the financial position of the Group.

LEGAL CONTINGENCIES

      The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting legal liabilities will not have a material adverse effect on the financial position of the Group.

LEASING OF LAND, ROADS AND BUILDINGS

      According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company as follows:

      - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

      - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of collectively-owned land on which 116 service stations owned by the Company are located; and

      - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

      As at December 31, 2004, CNPC had obtained formal land use right certificates in relation to 26,549 out of the above-mentioned 28,649 parcels of land, and some building ownership certificates for the above-mentioned buildings, but had not yet completed the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company are of the opinion that the use of and the conduct of the relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed and therefore will not have a material adverse effect on the results of operations or the financial position of the Group.

GROUP INSURANCE

      Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, the management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

RE-ALLOCATION OF PRODUCTION AND OPERATION FACILITIES

      The Group may further streamline its production and operation facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. The management has not approved all significant actions to be taken to complete such plans. The management does not believe such plans will have a material adverse impact on the Group's financial position, but they may have a material adverse effect on the Group's results of operations.

OTHER

      In December 2003, a gas blow-out incident occurred at one of the gas wells of the Group. The blow-out caused the leakage of a large quantity of sulfurated hydrogen, causing injuries and deaths to many residents living in the surrounding area. As a result of an investigation conducted by the PRC government, CNPC, which provided drilling services for the well, was held liable for this blow-out. The incident has not had, and the Company does not believe it will have, a material adverse effect on the results of operations and financial position of the Group.

MARKET REVIEW

      CRUDE OIL MARKET REVIEW

      International crude oil prices remained high for most of 2004 and the annual average oil price soared due to global economic recovery, surging oil demand, and the international political climate. The annual average price for WTI, Brent and Minas crude oil was US$41.52, US$38.25 and US$36.97 per barrel respectively, representing an increase of US$10.47, US$9.41 and US$7.47 per barrel respectively over the annual average price in 2003. Corresponding to the rise in international oil prices, domestic crude oil prices also increased. The average realized price for domestic crude oil in 2004 was higher than that of 2003.

      Net crude oil imports of China continued to increase in 2004, increased by 41.3% to a net total of 117 million tons compared with the corresponding period in the previous year. The domestic output of crude oil and refined products reached 176 million tons and 259 million tons respectively.

      REFINED PRODUCTS MARKET REVIEW

      In general, the domestic market for refined products performed well in 2004, with nominal consumption increasing by 19.1% to 157.05 million tons. Net import of refined products for the whole country climbed to 26.41 million tons, representing an increase of 83.3% over the previous year. As compared with the beginning of 2004, the national inventory level of refined products also increased by approximately 100,000 tons by the end of 2004.

      Owing to the adjustment and control of the domestic prices for refined products by the central government in 2004 and the impact of international oil prices, the annual average benchmark prices for both gasoline and diesel were higher than the 2003 level.

      CHEMICAL PRODUCTS MARKET REVIEW

      The rapid global economic development in 2004 brought about a sharp rise in the demand for basic energy resources and chemical materials, which in turn led to a tightened supply of energy, transportation and chemical materials, and thus a shortage of petrochemical products. On the other hand, international crude oil prices continuously reached new heights, forcing up prices of downstream chemical products. Compared with 2003, the prices of petrochemical products increased by a huge margin and the prices of a majority of chemical products were at a 10-year high.

      The Chinese economy grew steadily and rapidly in 2004 under the state's macroeconomic regulation and control. A favourable economic environment helped boost the development of the petrochemical market, especially the demand for plastic and textile products. On the other hand, there was an insufficient domestic petrochemical output as well as a shortage of chemical resources. As a result of the changes in cost and demand, both the price and production of petrochemical products in the domestic petrochemical market increased in 2004.

COMPANY BUSINESS REVIEW

      For the twelve months ended December 31, 2004, total oil and gas output of the Company was 918.6 million barrels of oil equivalent, including 778.4 million barrels of crude oil and 841.2 billion cubic feet of marketable natural gas, representing an average production of 2.13 million barrels of crude oil and 2,305 million cubic feet of natural gas per day. A total of 730.2 million barrels of crude oil and 781.4 billion cubic feet of natural gas were sold. Approximately 82% of the crude oil sold by the Company was purchased by its refineries. In 2004, the lifting cost for the oil and gas operations of the Company was US$4.61 per barrel, representing an increase of 5.0% from US$4.39 per barrel in 2003.

      For the twelve months ended December 31, 2004, the Company's refineries processed 698 million barrels of crude oil, or an average of 1.91 million barrels per day. Approximately 84% of the crude oil processed in the Company's refineries was supplied by the Exploration and Production segment. The Company produced approximately 64.30 million tons of gasoline, diesel and kerosene and sold approximately 67.01 million tons of these products. The Company actively expanded its sales and distribution networks, in particular the retail sales network, by capitalizing fully on the complementary value-added effect of the integration of refining and marketing. As at December 31, 2004, there were 17,403 service stations which were either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provided supervisory support. The cash processing cost of the Company's refineries also decreased from RMB132 per ton to RMB131 per ton.

      For the twelve months ended December 31, 2004, the Company produced 1.846 million tons of ethylene, 2.527 million tons of synthetic resin, 1.263 million tons of synthetic fibre raw materials and polymer, 0.286 million tons of synthetic rubber, and 3.652 million tons of urea.

      The Natural Gas and Pipeline segment is the Company's core business segment for development. For the twelve months ended December 31, 2004, the Company sold 657.3 billion cubic feet of marketable natural gas through the Natural Gas and Pipeline segment. The Company currently owns and operates 18,995 kilometres of regional natural gas pipeline networks, of which 17,868 kilometres are operated by the Natural Gas and Pipeline segment. As at December 31, 2004, the Company owned and operated 9,167 kilometres of crude oil pipeline and 2,460 kilometres of refined product pipeline.

      In 2004, the Company's production and operations continue to perform well, with remarkable increase in overall economic efficiency and indicates a growing trend. In Forbe's 2004 ranking of the top 2000 global firms, the Company was selected as the best company in China and ranked 55 worldwide. In AsiaMoney's 2004 "Annual Best-Managed Large Companies Poll", the Company was awarded the "Overall Best-Managed Large Cap Company" and "Overall Most Improved Company for Best- Management Practices". The Company also won a series of awards in the competition organized by Finance Asia, an influential magazine in Asia Pacific capital markets. The smooth implementation of key projects such as the West-East Pipeline project paved the way for the Company's further developments. Gas supply through the West-East Pipeline to commercial customers in Shanghai commenced on January 1, 2004. The entire West-East Pipeline was put into trial operation on October 1, 2004, enabling natural gas from the Tarim Basin in Xinjiang to be transmitted to Shanghai. On December 30, 2004, the entire West-East Pipeline was put into full commercial operation. Construction of the Zhongxian-Wuhan pipeline is progressing smoothly. As at December 31, 2004, the Zhongxian-Wuhan pipeline, including its two branch lines (Jingzhou-Xiangfan branch line and Wuhan-Huangshi branch line) were ready for gas transmission and the commercial operation of the entire pipeline will commence in 2005. As at December 31, 2004, the second Shaanxi-Beijing pipeline construction and the large-scale river and tunnel pass were completed, and construction of other station yards is under way.

STANDARDIZED OPERATIONS AND BUSINESS PROSPECTS

      The Company strictly follows the laws and regulations of its places of listing and operates steadily within the regulatory framework. In 2004, a number of effective corporate governance measures were undertaken by the Company in accordance with regulatory requirements to build up its internal control mechanism. The level of corporate governance of the Company was improved. The average closing price of the Company's H shares was HK$3.90 per share in 2004, representing an increase of 70% over the last year, and an increase of over 200% from the issue price.

      In 2004, the Company continued to enhance its efforts in exploration and exploitation of oil and gas reserves and achieved significant results in oil and gas exploration, indicating a bright prospect for the development of this field. Production of crude oil recorded steady growth while the natural gas business developed rapidly. The pace of overseas oil and gas exploration and development quickened and the geographical allocation and product structure of the refining and chemicals business of the Company improved. The production and sales of both refined and chemical products blossomed, profitability improved markedly and the construction of key pipeline projects and refining facilities were smooth. With the early commencement of commercial operation of the West-East Pipeline Project, the Company has achieved the objective of the project.

      Using the "Energyahead" website (www.energyahead.com) as an e-commerce platform, the Company focused on the centralized procurement of goods in large quantities and enhanced the integration of its resources procurement business. The Company will continue to promote e-commerce which will effectively lower procurement costs and improve the management of resources.

      In the course of production and operation, the Company persistently adhered to the principle of "human-oriented" management and devoted great efforts to fundamental work on quality, safety and environmental protection. Through the advancement of technology, the Company has improved the quality of its products, minimized consumption of materials and energy and established its brand image. The launching of the "Safety Management Year" campaign has helped the Company enforce its organizational leadership in safety promotion, increase the awareness and level of safety in production among all staff and devise a comprehensive emergency plan in dealing with accidents, thereby minimizing and preventing the occurrence of accidents to the greatest extent possible. The Company also adopted clean production technologies and focused on reducing the source of pollution by strengthening the monitoring and regulation of pollution as well as controlling the discharge of pollutants. The Company will continue to improve its Quality, Health, Safety and Environment management system and establish a long-term effective mechanism to promote quality, health, safety and environmental protection.

      On December 26, 2004, the Company adopted a new logo, which is jointly owned by the Company and CNPC.

      The new logo inherits the existing registered trademarks of PetroChina and CNPC and reflects the characteristic of the enterprise. It is an integration of the logos of PetroChina and CNPC, which is designed to increase the awareness among consumers and the general public of the integration of services and products of the two entities.

      Looking forward, the Company intends to continue to improve oil and gas exploration and exploitation and speed up its reserve and production capabilities, accelerate the adjustment and optimization of its refining and chemicals business, further improve its competitiveness and profitability, intensify its marketing efforts, improve operating efficiency, accelerate the development of its overseas business and secure as much overseas resources as possible.

      For the exploration and production business, the Company will continue to give top priority to exploration and more effort will be put into the development of oil and gas fields. A continuous improvement in the rate of conversion of resources, the rate of utilization of reserves and the ultimate recovery ratio will ensure a steady increase in the output of crude oil and a significant growth in the output of natural gas.

      For the refining and chemicals business, the Company will continue to integrate the refining and chemicals business, optimize allocation of resources, improve the concentration of crude oil processing and increase the standard of the light chemical materials. On the basis of safe operation of equipment, the Company will strive to increase the production of processed crude oil, finished oil as well as other value-added products in order to satisfy market demand and improve economic efficiency.

      For the marketing business, the Company will continue to further improve and optimize its marketing network as a means to stabilize market supply and maximize operating efficiency. It will also raise the level of marketing services and management in order to build up a good reputation for PetroChina.

      For the natural gas and pipeline business, the Company will accelerate the construction of key pipelines, connected pipelines and underground gas storage tanks according to the requirements of balanced development of upstream and downstream operations, and will ensure the timely completion and commencement of production. In addition, the Company will further improve the linkage between production, transportation and marketing in order to achieve balance of resources and ensure a safe and steady supply of gas through operating pipelines.

      For the overseas business, the Company will continue to accelerate the implementation of its overseas business development strategy. It will expand overseas operations and will actively seek opportunities to develop its overseas oil and gas exploration and development business. It will also expand international trade and grow its overseas business by way of mergers and acquisitions or joint ventures.

      The Company will have been listed in Hong Kong and New York for five years in April 2005. During these five years, with the support and endorsement of shareholders and the public, the businesses of the Company have developed smoothly and the value of the Company has steadily increased. In the future, the Company's management will persist in enhancing the Company's value and strive to maximize the benefit and value for its shareholders. The Company will make substantial efforts in technological and management innovation, further strengthen its internal control mechanism and monitoring system which comply with regulatory requirements in the market, and by way of careful planning and prudent operations, which promotes the continuous, effective and relatively speedy development of the Company.

FINAL DIVIDEND AND TEMPORARY CLOSURES OF REGISTER OF MEMBERS

      The Board of Directors' recommends to pay a final dividend of RMB0.147511 per share (inclusive of applicable tax) from the balance of 45% of the net profit for the twelve months ended December 31, 2004 less the interim dividend for 2004 paid on October 8, 2004. The proposed final dividend is subject to shareholders' approval at the annual general meeting to be held on May 26, 2005. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 26, 2005. The register of members will be closed from April 26, 2005 to May 26, 2005 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfer documents must be lodged, together with the relevant share certificates, at the Hong Kong Registrars Limited no later than 4 p.m. on April 25, 2005.

      In accordance with Article 149 of its Articles of Association, dividends payable to the Company's shareholders shall be declared in Renminbi. Dividends payable to the holders of State-owned shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rates for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividend at the shareholders' meeting to be held on May 26, 2005.

      Final dividend will be paid on or around June 10, 2005.

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REPURCHASE, SALE OR REDEMPTION OF SECURITIES

      The Company or any of its subsidiaries did not sell any other types of securities of the Company, nor did it repurchased or redeemed any of the securities of the Company during the twelve months ended December 31, 2004.

DISCLOSURE OF OTHER INFORMATION

      Save as otherwise disclosed above, as regards the other matters required to be disclosed pursuant to the Listing Rules, there has been no significant changes compared with the information disclosed in the annual report for the year ended December 31, 2003 nor other matters having a significant impact on the businesses of the Group. Therefore, no supplementary information is disclosed in this announcement.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

      Following its listing of H shares on the HKSE, the Company has complied with the requirements under the Code of Best Practice contained in the Listing Rules which is applicable to the reporting period.

AUDIT COMMITTEE

      The audit committee of the Company has reviewed and confirmed the final results announcement and the final results report for the twelve months ended December 31, 2004.

PUBLICATION OF RESULTS ON THE WEBSITE OF THE HKSE AND OF THE COMPANY

      In accordance with the requirements under the Listing Rules which are applicable to the reporting period, all information about the Company contained in this Announcement of Annual Results for the Year Ended December 31, 2004 will be published on the website of the HKSE (website:http://www.hkex.com.hk) on or before April 30, 2005. This information will also be published on the website of the Company (website:http://www.petrochina.com.cn).

                                              By Order of the Board of Directors
                                                      PETROCHINA COMPANY LIMITED
                                                                       CHEN GENG
                                                                        Chairman
                                                                  Beijing, China
                                                                  March 16, 2005

As at the date of this announcement, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen; Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng as executive directors; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PetroChina Company Limited


Dated: March 17, 2005                      By:  /s/ Li Huaiqi
                                              ----------------------------------
                                           Name:  Li Huaiqi
                                           Title: Company Secretary